November 8, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	2020 Chinacap Acquirco, Inc.
Registration Statement on Form S-1
Registration Statement No. 333-142255

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Morgan Joseph & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on November 8, 2007, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 16, 2007

(ii)	Dates of distribution: October 16, 2007 – November 8, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iv)	Number of prospectuses so distributed: approximately 1,500

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8. promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

/s/ Tina Pappas
Tina Pappas
Managing Director

cc: Jay Williamson